SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

eHi Car Services Limited
(Name of Issuer)

Class A Common Shares, par value $0.001 per share
(Title of Class of Securities)

26853A100
(CUSIP Number)

Burford Capital Investment Management LLC

353 North Clark Street, Suite 2700

Chicago, IL 60654

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Burford Capital Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,026,000 Class A Common Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,026,000 Class A Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,026,000 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IA

* Includes 6,026,000 Class A Common Shares held in the form of 3,013,000 American Depositary Shares ("ADSs").

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Burford Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,026,000 Class A Common Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,026,000 Class A Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,026,000 Class A Common Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON OO

*Includes 6,026,000 Class A Common Shares held in the form of 3,013,000 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of approximately $40,272,632 was used to acquire the ADSs representing the Class A Common Shares reported in this Schedule 13D. The source of the funds used to acquire the ADSs representing the Class A Common Shares reported herein is the working capital of GKC.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Class A Common Shares beneficially owned by each of the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon 74,279,018 Class A Common Shares outstanding as of December 31, 2017 as reported by the Issuer in its Annual Report for the fiscal year ended December 31, 2017 filed with the SEC on Form 20-F on April 30, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the ADSs effected by the Reporting Persons since the filing of the Reporting Person's Schedule 13D on May 22, 2018 (the "Original Schedule 13D") is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in ADSs listed hereto were effected in the open market through various brokerage entities.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated by the addition of the following:

The Reporting Persons have a short position with respect to 526,316 ADSs, representing 1,052,632 Class A Common Shares.

Other than as described herein and the Joint Filing Agreement attached as Exhibit 1 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Class A Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 2018

BURFORD CAPITAL INVESTMENT MANAGEMENT LLC

/s/ Elizabeth O'Connell
Name: Elizabeth O'Connell
Title: Chief Financial Officer

BURFORD CAPITAL LIMITED

/s/ Mark Woodall
Name: Mark Woodall
Title: Director of International Administration Group (Guernsey) Limited, as Company Secretary

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of ADSs (each representing two Class A Common Shares) which was effectuated by the Reporting Persons since the filing of the Original Schedule 13D. All transactions were effectuated in the open market through a broker.

Trade Date	ADSs Purchased (Sold)	Price Share ($)
6/4/2018	100,000	13.2500
6/6/2018	200,000	13.2500
6/7/2018	70,000	13.3000
6/8/2018	(26,316)*	13.2297
6/18/2018	192,803	13.2700

*Denotes short sales with respect to ADSs representing Class A Common Shares.